Metalla Closes Fifteen Mile Stream Royalty Acquisition

TSXV: MTA
OTCQX: MTAFF
Frankfurt: X9CP

VANCOUVER, Feb. 12, 2019 /CNW/ - Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) is pleased to announce that it has closed its previously announced acquisition of a 1.0% net smelter returns royalty (the "Royalty") on the Fifteen Mile Stream project owned by Atlantic Gold Corporation (TSXV: AGB) from a third party (the "Transaction"). For full detail of the Transaction, please refer to Metalla's news release dated February 4, 2019. The Royalty was acquired pursuant to a royalty purchase agreement dated February 4, 2019 and Metalla and the sellers have entered into an assignment and assumption agreement on the closing date of the Transaction for the purpose of transferring the Royalty to Metalla.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"
President and CEO

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

The Company is dependent on, (i) Atlantic Gold and their qualified persons to provide information to the Company, or (ii) on publicly available information to prepare disclosure pertaining to the Fifteen Mile Stream Property and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. The disclosure in this press release relating to the Fifteen Mile Stream Property is based on information publicly disclosed by the owner or operator of this property and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Metalla. Specifically, as a royalty holder, Metalla has and will have limited, if any, access to the property subject to the Royalty. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by the operator may relate to a larger property than the area covered by Metalla's royalty interest. Metalla's royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to the transactions contemplated under the Royalty Purchase Agreement, anticipated cash flows and production upon completion of the Royalty Transaction, the completion of the Royalty Transaction, and proposed future transactions Metalla may undertake and their expected timing. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Metalla will purchase gold and receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Metalla's expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Some of the disclosure in this press release is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Metalla.

Readers are cautioned that forward-looking statements are not guarantees of future performance.

All of the forward-looking statements made in this press release are qualified by these cautionary statements.

SOURCE Metalla Royalty and Streaming Ltd.

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For further information: Metalla Royalty & Streaming Ltd., Brett Heath, President & CEO, Phone: 604-696-0741, Email: info@metallaroyalty.com; Kristina Pillon, Investor Relations, Phone: 604-908-1695, Email: kristina@metallaroyalty.com, Website: www.metallaroyalty.com

CO: Metalla Royalty and Streaming Ltd.

CNW 18:17e 12-FEB-19